Mail Stop 3561

October 29, 2009

<u>Via Fax & U.S. Mail</u>

Tian Ling
Chief Executive Officer
Xinyinhai Technology, Ltd.
No. 16 Dalian Road, Haping Road
Centralized Industrial Park, Harbin Development Zone, P.R. China 150060

> **Re: Xinyinhai Technology, Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 000-51012**

Dear Ms. Tian Ling:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief